UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BYTE Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G1R25Q 105 (CUSIP Number)

Danny Yamin

BYTE Acquisition Corp.

445 Park Avenue, 9th Floor

New York, NY 10022

(917) 969-9250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G1R25Q 105

1	NAME OF REPORTING PERSONS Byte Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,122,313 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,122,313 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,122,313 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(4)
14.	TYPE OF REPORTING PERSON PN

(1)	The securities are held directly by Byte Holdings LP (the “Sponsor”). Byte Holdings GP Corp. is the general partner of the Sponsor, and Kobi Rozengarten and Vadim Komissarov are the sole directors of Byte Holdings GP Corp. and share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2)	The Sponsor owns (i) 8,092,313 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618) and have no expiration date and (ii) 1,030,000 Class A Ordinary Shares included in 1,030,000 private placement units.

(3)	Excludes 515,000 Class A Ordinary Shares issuable upon the exercise of 515,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618).

(4)	Based on 33,399,251 Class A Ordinary Shares and 8,092,313 Class B Ordinary Shares outstanding as of April 7, 2021.

CUSIP No. G1R25Q 105

1	NAME OF REPORTING PERSONS Byte Holdings GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,122,313 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,122,313 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,122,313 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(4)
14.	TYPE OF REPORTING PERSON CO

(1)	The securities are held directly by the Sponsor. Byte Holdings GP Corp. is the general partner of the Sponsor, and Kobi Rozengarten and Vadim Komissarov are the sole directors of Byte Holdings GP Corp. and share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2)	The Sponsor owns (i) 8,092,313 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618) and have no expiration date and (ii) 1,030,000 Class A Ordinary Shares included in 1,030,000 private placement units.

(3)	Excludes 515,000 Class A Ordinary Shares issuable upon the exercise of 515,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618).

(4)	Based on 33,399,251 Class A Ordinary Shares and 8,092,313 Class B Ordinary Shares outstanding as of April 7, 2021.

CUSIP No. G1R25Q 105

1	NAME OF REPORTING PERSONS Vadim Komissarov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,122,313 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,122,313 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,122,313 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by the Sponsor. Byte Holdings GP Corp. is the general partner of the Sponsor, and Kobi Rozengarten and Vadim Komissarov are the sole directors of Byte Holdings GP Corp. and share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2)	The Sponsor owns (i) 8,092,313 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618) and have no expiration date and (ii) 1,030,000 Class A Ordinary Shares included in 1,030,000 private placement units.

(3)	Excludes 515,000 Class A Ordinary Shares issuable upon the exercise of 515,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618).

(4)	Based on 33,399,251 Class A Ordinary Shares and 8,092,313 Class B Ordinary Shares outstanding as of April 7, 2021.

CUSIP No. G1R25Q 105

1	NAME OF REPORTING PERSONS Kobi Rozengarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,122,313 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,122,313 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,122,313 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by the Sponsor. Byte Holdings GP Corp. is the general partner of the Sponsor, and Kobi Rozengarten and Vadim Komissarov are the sole directors of Byte Holdings GP Corp. and share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2)	The Sponsor owns (i) 8,092,313 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618) and have no expiration date and (ii) 1,030,000 Class A Ordinary Shares included in 1,030,000 private placement units.

(3)	Excludes 515,000 Class A Ordinary Shares issuable upon the exercise of 515,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253618).

(4)	Based on 33,399,251 Class A Ordinary Shares and 8,092,313 Class B Ordinary Shares outstanding as of April 7, 2021.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of BYTE Acquisition Corp., a Cayman Islands exempted company (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 445 Park Avenue, 9th Floor, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by: (i) the Sponsor, (ii) Byte Holdings GP Corp., a Cayman Islands exempted company (“GP Corp.”), (iii) Vadim Komissarov, a natural person (“Komissarov”) and (iv) Kobi Rozengarten, a natural person (“Rozengarten” and collectively with the Sponsor, GP Corp. and Komissarov, the “Reporting Persons”).

(b) The address of the principal business and/or principal office of each of the Reporting Person is 445 Park Avenue, 9th Floor, New York, New York 10022.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering. GP Corp.’s principal business is to manage the Sponsor. Komissarov is a director and Rozengarten is Executive Chairman of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor and GP Corp. are organized under the laws of the Cayman Islands. Komissarov is a citizen of the United States. Rozengarten is a citizen of Israel.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Sponsor. The securities described in this report as being beneficially owned by the Reporting Persons are or may be held from time to time in margin accounts established with the direct holder’s brokers or banks, and a portion of the purchase price for the securities reported herein may have been obtained through margin borrowing. Securities held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

ITEM 4.	PURPOSE OF THE TRANSACTION

Founder Shares

On January 22, 2021, the Sponsor paid an aggregate of $25,000 to cover certain offering costs of the Company in consideration for 8,625,000 of the Company’s Class B Ordinary Shares (the “founder shares”). The founder shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of founder shares would collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Company’s initial public offering (excluding the private placement shares). On April 7, 2021, the underwriter exercised its over-allotment option in part, and 532,687 founder shares were subsequently forfeited by the Sponsor.

The founder shares will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A Ordinary Shares or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of Class A Ordinary Shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the total number of Class A Ordinary Shares outstanding after such conversion (excluding the private placement shares underlying the private placement units and after giving effect to any redemptions of Class A Ordinary Shares by public shareholders), including the total number of Class A Ordinary Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the initial business combination, excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent units issued to the Issuer’s sponsor, officers or directors upon conversion of working capital loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Private Placement Units Purchase Agreement

On March 23, 2021, the Sponsor purchased from the Issuer an aggregate of 1,030,000 units (the “private placement units”) pursuant to the terms of a private placement units purchase agreement, dated as of March 18, 2021 (the “Private Placement Units Purchase Agreement”). Each private placement unit consists of one Class A Ordinary Share and one-half of one warrant (the “private placement warrants”), each whole warrant exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation to purchase one Class A Ordinary Share, at an exercise price of $11.50 per whole share. The private placement warrants are identical to the warrants included in the units sold by the Issuer in its initial public offering, except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by the Issuer, (ii) may not (including the Class A Ordinary Shares issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of the Issuer’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

The foregoing description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the Private Placement Units Purchase Agreement which is attached hereto as Exhibit 1.

Letter Agreement

On March 18, 2021, the Sponsor, the Company’s officers and directors agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the Issuer’s initial business combination; (ii) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it has not consummated an initial business combination within 24 months from the closing of the Company’s initial public offering or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and private placement shares if the Company fails to complete its initial business combination within 24 months from the closing of its initial public offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Company fails to complete its initial business combination within the prescribed time frame; and (iv) vote any founder shares and private placement shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of the Company’s initial business combination.

The founder shares, private placement units, private placement shares, private placement warrants and any Class A Ordinary Shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the founder shares, until the earlier of (A) one year after the completion of the Company’s initial business combination or earlier if, subsequent to the Company’s initial business combination, the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the Company’s initial business combination and (B) the date following the completion of the Company’s initial business combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property and (ii) in the case of the private placement units, the private placement warrants and any Class A Ordinary Shares issuable upon conversion or exercise thereof, until 30 days after the completion of the Company’s initial business combination except in each case (a) to the Company’s officers or directors, any affiliate or family member of any of the Company’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of a business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) by virtue of the laws of the Cayman Islands or the Sponsor’s limited partnership agreement upon dissolution of the Sponsor, (g) in the event of the Company’s liquidation prior to the consummation of its initial business combination; or (h) in the event that, subsequent to the Company’s consummation of an initial business combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes its initial business combination, the Company would repay such loaned amounts. In the event that the Company’s initial business combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into private placement-equivalent units of the post-business combination entity at a price of $10.00 per unit at the option of the lender. Such units would be identical to the private placement units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Registration Rights Agreement

On March 18, 2021, the Issuer, the Sponsor and other holders signatory thereto entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor and the other holders registration rights with respect to the founder shares, private placement units and the Class A Ordinary Shares underlying such private placement units and warrants that may be issued upon conversion of working capital loans. The Sponsor and other holders of such securities are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial business combination.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 3.

Plans or Proposals

The ordinary shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described above.

Except for the foregoing, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional ordinary shares and/or warrants, selling some or all of its shares and/or warrants, engaging in pledging, short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. The Reporting Persons may purchase the Issuer’s ordinary shares and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Private Placement Units Purchase Agreement, dated March 18, 2021, by and between the Company and Byte Holdings LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 23, 2021 (File No. 001-40222)).
2	Letter Agreement, dated March 18, 2021, by and among the Company, its executive officers, its directors and Byte Holdings LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 23, 2021 (File No. 001-40222)).
3	Registration Rights Agreement, dated March 18, 2021, by and among the Company, Byte Holdings LP and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 23, 2021 (File No. 001-40222)).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2022

BYTE HOLDINGS LP
By: Byte Holdings GP Corp., its general partner

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov
Title:	Director

Byte Holdings GP Corp.

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov
Title:	Director

Vadim Komissarov

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov

Kobi Rozengarten

By:	/s/ Kobi Rozengarten
Name:	Kobi Rozengarten